February 11, 2013

Via EDGAR

Craig Slivka, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Tecogen, Inc. (the Company)
Amendment No.6 to Registration Statement and Confidential Treatment Application
No. 333-178697

Dear Mr. Slivka:

The purpose of this letter is to respond to your letter of February 6, 2013 regarding the above Registration Statement and Confidential Treatment Application. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 7 to the Form S-1 and revised Confidential Treatment Requests.

General

1.
Except in unusual circumstances, disclosure required by Regulation S-K or any other applicable disclosure requirement is not appropriate subject matter for confidential treatment. In particular, confidential treatment of related party contracts covered by Item 404 of Regulation S-K is not usually appropriate. Refer to Item II.B.2 of Staff Legal Bulletin No. 1 and footnote 18 thereto. We note that Exhibits 10.6 and 10.14 are agreements with American DG Energy Inc. and Ilios Dynamics, both of which involve related parties. Please note that all provisions of the agreements that define significant rights and obligations should be made available to investors. Please revise your application accordingly.

We have limited our request for confidential treatment to certain, specific pricing terms. Notwithstanding Item II.B.2 Staff Legal Bulletin No. 1 (“SLB 1”), such terms are of the sort specifically identified in SLB 1 for which confidential treatment is typically granted. While we acknowledge that confidential treatment of related party contracts covered by Item 404 of Regulation S-K is not usually appropriate, because such specific terms would not be required to be disclosed pursuant to Item 404, we feel confidential treatment is appropriate in this case. As described in our amended application, such terms are consistent with those we have negotiated with certain other, unrelated third-parties. If we are required to disclose such terms, our ability to negotiate competitive pricing terms in the future would be damaged and we would suffer substantial competitive harm.

Securities and Exchange Commission
February 11, 2013

2.	Please revise your application for each exhibit to discuss in more detail why the specific information redacted is not material to investors.

We have revised our application to discuss in more detail why the specific information redacted is not material to investors.

Exhibit 10.11 - Asset Purchase Agreement

3.
We note that your disclosure in the registration statement states that you have purchased from Danotek the assets required to manufacture the permanent magnet generator used in your InVerde product. However, it appears that your agreement with Danotek is related to Danotek’s assignment of all of its property to you for the benefit of Danotek’s creditors. Please revise the disclosure in your registration statement to provide a materially complete description of the agreement, including the significance of the assignment and any material obligations you have assumed pursuant to the agreements.

In connection with assignment for the benefit of creditors proceedings, all of the assets of Danotek Motion Technologies Inc. (“Danotek Inc.”) was assigned to a newly created entity, Danotek (assignment for the benefit of creditors), LLC (“Danotek LLC”). The board of directors of Danotek Inc. engaged Sherwood Partners, LLC to liquidate such assets. Tecogen purchased a portion of such assets, specifically those required to manufacture the DMT 5300 product line, from Danotek LLC. Other than as set forth in Exhibit 10.11 and in the Registration Statement, Tecogen has no relationship with Danotek Inc., Danotek LLC or Sherwood Partners, LLC.

4.
Please provide us with a more complete analysis as to why the disclosure of the redacted information in the second paragraph of Section 2.1 would cause the company substantial competitive harm in view of the specific circumstances applicable to the company.

We have revised our application to include a more complete analysis as to why the disclosure of the redacted information in the second paragraph of Section 2.1 would cause us substantial competitive harm in view of the specific circumstances applicable to us.

5.	In your amended application, please indicate the terms that you propose to redact from Section 9.1. We note that certain terms in this section have been redacted in the publicly-filed version.

We have revised our application to indicate the terms that we propose to redact from Section 9.1.

6.
We note that you have redacted all of Section 3.1 and Schedule A and Schedule B. Confidential treatment is generally granted only for specific sentences, words, or figures and not granted for entire paragraphs, sections, or attachments. Please revise your application so that only those terms that would cause the company substantial competitive harm are redacted.

We have revised our application to more narrowly tailor our redactions in Section 3.1 and Schedule A and Schedule B. With respect to Schedule A and Schedule B, we have redacted only those portions which would enable to the reader to identify the listed patents.

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Securities and Exchange Commission
February 11, 2013

Exhibit 10.12 - Exclusive License Agreement

7.
Please revise your registration statement to disclose the material terms of the agreement. In addition, to the extent material, please disclose the aggregate annual amount of the royalty payments that you have made to the Wisconsin Alumni Research Foundation.

We have revised our disclosure as requested to include the material terms of the agreement and the annual amount of royalty payments through the year ended December 31, 2012.

8.	We note that your application states that you have redacted terms in Appendix B, however it does not appear that you have redacted any such terms. Please revise your application accordingly.

We have revised our application accordingly.

9.	It is unclear why you have requested that the redacted information remain confidential until December 31, 2017. Please advise.

We have requested confidential treatment with respect to Exhibit 10.12 for the term of such agreement. Unless earlier terminated accordance with its terms, Exhibit 10.12 will expire upon the date that no Licensed Patent (as defined in Exhibit 10.12) remains an enforceable patent or the payment of earned royalties under Section 4B of Exhibit 10.12, once begun, ceases for more than eight consecutive calendar quarters. The last of the Licensed Patents is expected to expire on December 31, 2017. We expect to pay royalties under Exhibit 10.12 with such frequency that Exhibit 10.12 would not otherwise be terminated prior to December 31, 2017.

Exhibit 10.13 - Grant Award Number PIR-08-022

10.
Please revise your registration statement to disclosure the material terms of the grant, including, to the extent material, the potential range of royalty payments (for example, "1ow-single-digits") as specified in Section 25.a.

We have revised our disclosure as requested to include the material terms of the agreement and the range of royalty payments on an annual basis through the year ended December 31, 2012.

11. It appears that the graph on page 51 of your agreement is not in the publicly filed version of the agreement. Please ensure that the publicly filed version includes all parts of the agreement that are not redacted.

We are refiling Exhibit 10.13 to include the referenced graph.

12. We note that you have redacted all of page 51 with the exception of the title, "Budget.” Please revise your application so that you redact only those terms that would cause the company substantial competitive harm if disclosed.

We have revised our application to disclose all of the previously redacted information under the title “Budget.”

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Securities and Exchange Commission
February 11, 2013

* * *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 466-6440 or our attorney, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

TECOGEN INC.
/s/ Bonnie J. Brown
By:    Bonnie J. Brown
Chief Financial Officer

cc:     Pamela Long, Assistant Director
Mindy Hooker, Staff Accountant
Jeanne Baker, Staff Accountant
Erin Jaskot, Staff Attorney

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